Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 15, 2016

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Soundwatch Capital Core Hedged Equity Fund S000054437

Dear Ms. Bentzinger:

This correspondence is being filed in response to the Staff’s oral comments and suggestions of May 24, 2016 regarding Post-Effective Amendment (“PEA”) No. 86 to the Trust’s registration statement on Form N-1A.  PEA No. 86 was filed with the U. S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 15, 2016, for the purpose of registering a new series of the Trust: Soundwatch Capital Core Hedged Equity Fund (the “Fund”).

In connection with this response, the Trust, on behalf of the Fund, hereby states the following:

1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N‑1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1)	Please provide the “Tandy” letter representation in your response letter.

The Trust has included the “Tandy” letter representation above.

2)	Supplementally confirm that all agreements will be filed by amendment prior to the effective date.

The Trust responds by confirming that all agreements will be included in the registration statement as part of the next post-effective amendment filing related to the Fund.

3)	Pursuant to Release No. 33-8590 Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with the Fund’s exchange ticker symbol for each class, in addition to adding the ticker symbols to the front cover page of the Prospectus and Statement of Additional Information (“SAI”).

The Trust responds by confirming that the exchange ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site and to the front cover page of the Prospectus and SAI.

Prospectus

4)	Regarding operating expense table footnote number 2, the Staff reminds the Fund that the recapture agreement is limited to the lesser of the expense cap in effect at the time of waiver/reimbursement or the expense cap in effect at the time of recapture. Please refer to AICPA Audit Risk Alert, Investment Companies Industry Developments 2008/2009, Article 73 for guidance.

The Trust responds that it is aware of the expense recapture guidelines and confirms that the Fund will comply with this requirement.

5)	Revise the expense example language to reflect that the example reflects both when a shareholder holds shares and when a shareholder redeems shares at end of the period.

The Trust responds that the figures in the Expense Example were calculated regardless of whether a shareholder redeems or holds shares of the Fund during each period, as there are no redemption fees or contingent deferred sales loads charged by the Fund.

6)	Supplementally confirm that the expense example was calculated taking into account the expense cap for only the first year or, alternatively, revise the language to state that the expense cap were taken into account for two of the three years.

The Trust responds that the expense example language currently states that the expense cap is taken into account for the first two years of the expense example.

7)	In either Item 4 or Item 9, please add to the Investment Strategies section that the 80% test includes the amount of any borrowings for investment purposes.

The Trust responds that it will add such disclosure.

8)	Supplementally confirm that any derivative instruments will be valued at market value rather than notional value for purposes of calculating compliance with the 80% net asset policy.

The Trust responds that it confirmed with Soundwatch Capital, LLC (the “Adviser”) that the only derivatives the Fund will use are options and equity index futures as part of its principal investment strategy which will always be valued at market value.

9)	Please add disclosure to the effect that the Adviser will consider the holdings of the underlying ETFs when calculating the 80% investment policy.

The Trust responds that it will add such language.

10)	Please revise the disclosure that the Adviser will consider the holdings of any other “financial instruments” when calculating the 80% investment policy.

The Trust responds that after discussing with the Adviser, the term “financial instruments” will be deleted and replaced with “equity index futures,” as that is the only other applicable type of financial instrument when calculating the 80% investment policy.  The revised sentence will read as follows:

The Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in a core portfolio of equity securities (i.e., U.S. exchange-listed common stocks), ~~or other financial instruments, such as~~ exchange-traded funds (“ETFs”) that track the S&P 500 Index and equity index futures.

11)	As required by Item 4(b)(1)(iii) of Form N-1A, in the Principal Risks section, please disclose that the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Trust responds that it has confirmed with the Adviser that the Fund is not advised by or sold through an insured depository institution and therefore, such disclosure is not required by Item 4(b)(1)(iii) of Form N-1A.

12)	Please state supplementally what broad based benchmark the Fund will be using and explain the basis for choosing such benchmark.

The Trust responds supplementally that it has confirmed with the Adviser that it plans to use the S&P 500 Index as the Fund’s broad-based benchmark because that is expected to be the most appropriate broad based measure to compare to the Fund’s strategy.

13)	The Principal Investment Strategies in Item 9 are identical to the summary language in Item 4. Please expand on the disclosure in Item 9 in conformity with SEC guidelines.

The Trust responds that it will add additional disclosure to Item 9.

14)	On page 15 with respect to redemptions in-kind, if applicable, as stated in the SAI on pages 27-28, please state here that the Fund may make redemption distributions in illiquid securities; state the fact that investors may bear the risk of owning such illiquid securities.

The Trust will add disclosure to reflect the fact that investors may bear the risk of owning such illiquid securities.

Statement of Additional Information (SAI)

15)	On Page 12 of the SAI, with respect to the additional information about the Fund’s industry concentration fundamental policy number 8, please clarify with respect to the following sentence -- “[t]he Fund will consider both the borrower and the institution selling a loan participation as an issuer for purposes of the Fund’s concentration policy”-- that the loan will be considered as part of the industry of the financial intermediary as well as the industry of the borrower. See Pilgrim Prime Rate Trust, SEC No-Action Letter (June 29, 1989).

The Trust responds that it has confirmed with the Adviser that the Fund will not invest in loan participations and, therefore, will remove such disclosure.

16)	On Page 13 of the SAI, under Non-Fundamental Policies, please specify that with respect to the Fund’s investment policy of investing at least 80% of its net assets in the investments suggested by the Fund’s name, this includes any underlying funds or ETFs and other “financial instruments.”

The Trust responds that it will revise the language in the policy to mirror the 80% policy language as revised in the prospectus (see Response 10 above).

17)	Please provide updated information for the other accounts managed by the portfolio managers.

The Trust responds that it will provide information as of a more recent date.

18)	At the top of page 24 regarding Legal Counsel, please remove the repetition of the name of the law firm.

The Trust responds that it will make this change.

19)	In Part C, please note that Item (m) refers to a Rule 12b-1 plan, but it is not mentioned in Parts A and B.

The Trust responds that it has removed reference to the Rule 12b-1 plan as the Fund will not have a Rule 12b-1 plan.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric W. Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios